SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 2 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PIXELWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.001 Par Value, of Pixelworks, Inc.
(Title of Class of Securities)
72581M 10 7
(CUSIP Number of Class of Securities (Underlying Common Stock))

Michael Yonker
Vice President, Chief Financial Officer,
Treasurer & Secretary
Pixelworks Inc.
8100 SW Nyberg Road
Tualatin, Oregon 97062
(503) 454-1750
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
Copy to:
Karen Dreyfus, Esq.
O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, California 94025
(650) 473-2600

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$8,479,189	$907.27

(1)	Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 4,344,339 shares of Pixelworks, Inc. Common Stock, par value $0.001 per share (“Common Stock”), having an aggregate value of $8,479,189 as of August 25, 2006, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $107.00 per million dollars of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $907.27 Form or Registration No.: Schedule TO	Filing Party: Pixelworks, Inc. Date Filed: October 27, 2006
File No. 005-60523

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement
     This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by Pixelworks, Inc., an Oregon corporation (“Pixelworks”), with the Securities and Exchange Commission on October 27, 2006 (as amended by Amendment No. 1 thereto on November 27, 2006) in connection with Pixelworks’ offer to exchange certain outstanding eligible options to purchase shares of Pixelworks common stock, par value $.001 per share for new stock options to be granted under Pixelworks’ 2006 Stock Incentive Plan (the “2006 Plan”) according to a 4-to-1 exchange ratio, upon the terms and subject to the conditions set forth in the amended Offer to Exchange that was filed as Exhibit (A)(1) to the Schedule TO, as modified by the supplements filed as Exhibits (A)(13) and (A)(14) to the Schedule TO.
     The information, including all schedules and annexes thereto, which was previously filed with the Schedule TO is hereby expressly incorporated herein by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment No. 2 is made to:
(i)     report the results of the tender offer; and
(ii)    file as Exhibit (a)(17) an email notifying eligible employees of the expiration of the Offer.
ITEM 4. TERMS OF THE TRANSACTION
     Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented by adding the following:
     “The Offer made by the Company pursuant to Schedule TO expired at 11:59 p.m., Pacific Standard Time, on December 1, 2006. Pursuant to the Offer, the Company accepted for exchange options to purchase an aggregate of 1,739,817 shares of our common stock, representing approximately 40% of the 4,344,339 shares subject to all options that were eligible to be tendered in the Exchange. Subject to the terms and conditions of the Offer, the Company will issue New Grants under the 2006 Plan to purchase a maximum of 434,980 shares of our common stock in exchange for such tendered options.”
ITEM 12. EXHIBITS.
     The Exhibit Index included in this Amendment No. 2 to Schedule TO is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

PIXELWORKS, INC.
/s/ Michael D. Yonker
Michael D. Yonker
Vice President, Chief Financial Officer, Treasurer and Secretary Date: December 4, 2006

EXHIBIT INDEX

Exhibit Number	Description of Document
(a)(1)*	Offer Circular dated October 27, 2006, with attachments ((i) the Election Form and Release Agreement in Attachment A, (ii) Selected Financial Data in Attachment B, and (iii) List of Executive Officers and Members of the Board of Directors in Attachment C).

(a)(2)*	Form of Election Form and Release Agreement

(a)(3)*	Form of Statement of Employee Option Grants

(a)(4)*	Form of How To Fill Out Election Form

(a)(5)*	Press Release issued on October 27, 2006

(a)(6)*	Email dated October 27, 2006 Announcing The Commencement Of The Election Period For The Exchange Program

(a)(7)*	Questions and Answers Regarding Exchange (located on Pixelworks internal website)

(a)(8)*	Presentation Regarding Exchange (located on Pixelworks internal website and to be used in presentations to employees)

(a)(9)*	Form of Reminder E-Mail Message to Employees

(a)(10)*	The Company’s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 13, 2006 (incorporated by reference)

(a)(11)*	Audited consolidated financial statements of Pixelworks and subsidiaries as of and for the years ended December 31, 2005 and 2004 as contained on pages 48 through 79 under Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 13, 2006; (incorporated by reference)

(a)(12)*	Unaudited consolidated financial statements of Pixelworks, Inc. and subsidiaries as of and for the three and six month periods ended June 30, 2006 and 2005 as contained on pages 3 through 19 under Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 9, 2006 (each incorporated by reference)

(a)(13)*	First Supplement to Offer Circular

(a)(14)*	Second Supplement to Offer Circular

(a)(15)*	Unaudited consolidated financial statements of Pixelworks, Inc. and subsidiaries as of and for the three and nine month periods ended September 30, 2006 and 2005 as contained on pages 3 through 19 under Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 9, 2006 (each incorporated by reference)

(a)(16)*	Current Report on Form 8-K filed with the SEC on November 27, 2006 (incorporated by reference)

(a)(17)	Email notifying eligible employees of the completion of the Offer.

(d)(1)*	Pixelworks, Inc. 2006 Stock Incentive Plan, as contained in Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2006 (incorporated by reference)

(d)(2)*	Form of New Grant Nonqualified Stock Option Agreement
* Previously filed.